Danaos Corporation

c/o Danaos Shipping Company Limited, Athens Branch

14 Akti Kondyli

185 45 Piraeus, Greece

March 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Cheryl Brown

Re:	Danaos Corporation
Acceleration Request for Registration Statement on Form F-3
File No. 333-270457

Dear Ms. Brown,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Danaos Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated to March 21, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Finn Murphy at (212) 459-7257.

If you have any questions regarding this request, please contact Finn Murphy at (212) 459-7257.

Very truly yours,

DANAOS CORPORATION

		By:	/s/ Evangelos Chatzis
Name: Evangelos Chatzis
Title: Chief Financial Officer
cc:	Finn Murphy, Goodwin Procter LLP